UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Announces Change in ADS Ratio

São José dos Campos, Brazil, October 30, 2026 – Embraer S.A. (“Embraer”) (NYSE: EMBJ; B3: EMBJ3) announced today that it expects to conduct a forward split of its American Depositary Shares (“ADSs”) and change the ratio of its ADSs to common shares from the current ratio of one (1) ADS representing four (4) common shares to a new ratio of one (1) ADS representing one (1) common share. The ratio change will be effected through an amendment to Embraer’s Third Amended and Restated Deposit Agreement.

Each holder of record of ADSs as of the close of trading on November 9, 2026 (the “record date”) will receive, after the close of trading on November 13, 2026, three additional ADSs for every ADS held on the record date. Trading is expected to begin on a split-adjusted basis under the new ratio at market open on November 16, 2026.

The ratio change will not affect Embraer’s underlying common shares, and no new common shares will be issued in connection with the ratio change.

Embraer’s ADSs will continue to trade on the New York Stock Exchange under the ticker symbol “EMBJ”. JPMorgan Chase Bank, N.A., as depositary for Embraer’s ADS program, will implement the ratio change.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about Embraer’s beliefs and expectations, are forward-looking statements. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on various assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Embraer undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

Embraer S.A.

By: _/s/ Felipe Santana Santiago de Lima__

Name: Felipe Santana Santiago de Lima

Title: Executive Vice President of Finance and Investor Relations